SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 7)

IGENE Biotechnology, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

451695 10 0

(CUSIP Number)

Martin H. Neidell

Stroock & Stroock & Lavan LLP

180 Maiden Lane

New York, New York 10038

(212) 806-5836

___________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 3, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

SCHEDULE 13D

CUSIP No. 451695 10 0	Page 2 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thomas L. Kempner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) XX (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER 280,815,803
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 280,815,803
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,815,803
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.49%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 451695 10 0	Page 3 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thomas L. Kempner, Trustee, Trust F/B/O Carl L. Kempner, Alan H. Kempner, Jr. and Thomas L. Kempner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) XX (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 11,206,042
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 11,206,042
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,206,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .74%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 451695 10 0	Page 4 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thomas L. Kempner, Trustee, Trust F/B/O Rosemary Kempner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) XX (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 81,120
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 81,120
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .005%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 451695 10 0	Page 5 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thomas L. Kempner, Trustee, Trust F/B/O Thomas L. Kempner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) XX (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 264,160,317
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 264,160,317
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,160,317
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.40%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 451695 10 0	Page 6 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ann Bernhard Kempner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) XX (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER 110,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 110,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .007%
14	TYPE OF REPORTING PERSON* IN

The Statement on Schedule 13D (“Schedule 13D”), dated December 14, 1995 and amended on June 8, 2000, October 5, 2000, September 25, 2001, September 17, 2002, December 31, 2002 and February 15, 2007 which was filed on behalf of Thomas L. Kempner, with regard to his beneficial ownership of shares of Common Stock, $0.01 par value (the “Shares”), of IGENE Biotechnology, Inc., a Maryland corporation (the “Company”), is hereby amended, supplemented and restated as set forth below.

Item 1.	Security and Issuer.

This statement on Schedule 13D/A No. 7 relates to the Shares of the Company.

The address of the Company’s principal executive offices is 9110 Red Branch Road, Columbia, Maryland 21045-2097.

Item 2.	Identity and Background.

This Statement is being filed on behalf of (a) Thomas L. Kempner; (b) Thomas L. Kempner, Trustee, Trust F/B/O Carl L. Kempner, Alan H. Kempner, Jr. and Thomas L. Kempner (the “Brothers Trust”); (c) Thomas L. Kempner, Trustee, Trust F/B/O Rosemary Kempner; (d) Thomas L. Kempner, Trustee, Trust F/B/O Thomas L. Kempner (the “TK Trust”); and (e) Ann Bernhard Kempner (collectively, the “Filing Persons”).

Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

Thomas L. Kempner. Mr. Kempner is a citizen of the United States of America, and his business address is c/o Loeb Partners Corporation, 61 Broadway, New York, New York 10006. His present principal employment is Chairman of Loeb Partners Corporation, a registered broker dealer and its parent Loeb Holding Corp. Mr. Kempner is also a director of the Company.

Alan H. Kempner, Jr. and Carl L. Kempner are Thomas L. Kempner’s brothers.

Rosemary Kempner is Thomas L. Kempner’s sister-in-law.

Ann Bernhard Kempner is Thomas L. Kempner’s wife.

During the last five years, the Filing Persons have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares reported herein were acquired directly or indirectly with personal funds in the case of individuals and trust funds in the case of trusts.

Item 4.	Purpose of Transaction.

All Shares were acquired for investment purposes. The Filing Persons may, depending upon market conditions and other factors, acquire additional Shares in the future through additional loans to the Company or through open market or privately negotiated transactions or effect other transactions which would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

Except as set forth above, none of the Filing Persons has formulated any plans or proposals as a result of ownership which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)        Based on the outstanding Shares of the Company, the Filing Persons, individually, are the direct beneficial owners of the following number of Shares:

Beneficial Owner	Number of Shares	Percentage of Outstanding Shares

Thomas L. Kempner	280,815,803	18.49%

Thomas L. Kempner, Trustee, Trust F/B/O Carl L. Kempner, Alan H. Kempner, Jr. and Thomas L. Kempner	11,206,042.74%

Thomas L. Kempner, Trustee, Trust F/B/O Rosemary Kempner	81,120.005%

Thomas L. Kempner, Trustee, Trust F/B/O Thomas L. Kempner	264,160,317	17.40%

Ann Bernhard Kempner	110,000.007%

(b)       Ann Bernhard Kempner, Rosemary Kempner and Thomas L. Kempner, when acting as beneficiary only, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) no Shares owned by the Trusts. Each of such persons disclaims beneficial ownership of such Shares except to the extent of her or his pecuniary interest therein.

(c)        In a series of transactions commencing December 3, 2008, Mr. Kempner, individually and on behalf of the other Filing Persons, pursuant to exchange offers effectuated by the Company in accordance with Section 3(a)(9) of the Securities Act of 1933, exchanged notes and convertible notes, accrued interest thereon, and warrants for Shares of the Company. In such exchanges (a) Mr. Kempner received an aggregate of 4,717,706 Shares, (b) the Brothers Trust received an aggregate of 11,206,042 Shares and (c) the TK Trust received an aggregate of 255,139,072 Shares. As the result of such exchanges, the Filing Persons no longer hold any convertible notes or warrants of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finders’ fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 7, 2009

/s/ Thomas L. Kempner
Thomas L. Kempner, individually and as a Trustee of

Trust F/B/O Carl L. Kempner, Alan H. Kempner, Jr. and Thomas L. Kempner

Trust F/B/O Rosemary Kempner

Trust F/B/O Thomas L. Kempner

/s/ Ann Bernhard Kempner
Ann Bernhard Kempner